UOB KAY HIAN (U.S.) INC.

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NO. 8-65981

**YEAR ENDED DECEMBER 31, 2021
AND**

**REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65981

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UOB KAY HIAN (U.S.) INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3207 DOVETAIL MEWS
(No. and Street)

MISSISSAUGA, ONTARIO (City) (State) L5L 5K4 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Athena Kwai	973-313-2400	athena.kwai@uobkayhian.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Friedman LLP
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
100 Eagle Rock Avenue Suite 200	East Hanover	NJ	07936

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
October 22,2003	711

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UOB KAY HIAN (U.S.) INC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGARET J. RICKLEY
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50089855
My Commission Expires 9/7/2023

Signature: ______________________

Title: President

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our responsibility is to express an opinion on UOB Kay Hian (U.S.) Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to UOB Kay Hian (U.S.) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide.   DFK INTERNATIONAL

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of UOB Kay Hian (U.S.) Inc.'s financial statements. The supplemental information is the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as UOB Kay Hian (U.S.) Inc.'s auditor since 2009.

East Hanover, New Jersey
February 23, 2022

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 1,050,854
Accounts receivable	46,073
Receivable from affiliate	12,871
Due from clearing broker	240
Deposit with clearing broker	50,000
Property and equipment - at cost, less accumulated depreciation	15,193
Other assets	39,482
	$ 1,214,713

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 105,231
Payable to affiliate	2,989
	108,220

Commitments and Contingencies

Liabilities subordinated to claims of general creditors	150,000

Stockholder's equity

Common stock, $1.00 par value; 550,000 shares authorized, issued and outstanding	550,000
Retained earnings	406,493
	956,493
	$ 1,214,713

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2021

Revenue

Commissions	$ 1,015,761
Research services	941,853
Interest income	252
	1,957,866

Expenses

Employee compensation and benefits	987,882
Clearance charges	252,872
Professional fees	104,950
Occupancy	70,555
Communications	183,592
Regulatory fees	12,313
Research fees	88,270
Travel and entertainment	3,231
Depreciation and amortization	1,567
Interest expense	3,042
Other operating expenses	23,439
	1,731,713
Income before income taxes	226,153
Income taxes	2,012
Net income	$ 224,141

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2021

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2021	550,000	$ 550,000	$ 182,352	$ 732,352
Net income	-	-	224,141	224,141
Balance, December 31, 2021	550,000	$ 550,000	$ 406,493	$ 956,493

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities	
Net income	$ 224,141
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation and amortization	1,567
Amortization for right-of-use asset	30,071
Changes in assets and liabilities	
Accounts receivable	20,729
Receivable from affiliate	40,305
Other assets	(2,501)
Accounts payable and accrued expenses	(22,161)
Payable to affiliate	(3,757)
Operating lease liability	(31,177)
Net cash provided by operating activities	257,217
Cash flows from investing activities	
Purchase of property and equipment	(16,252)
Net cash used in investing activities	(16,252)
Net increase in cash and cash equivalents	240,965
Cash and cash equivalents, beginning of year	809,889
Cash and cash equivalents, end of year	$ 1,050,854
Supplemental cash flow disclosures	
Interest paid	$ 3,042
Income taxes paid	$ 2,000

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS**

Balance, January 1, 2021	$	150,000
Proceeds from subordinated notes		-
Repayment of subordinated notes		-
Balance, December 31, 2021	$	150,000

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New Jersey. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The Company engages in the distribution of research to institutional clients. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company's principal office is located in Ontario Canada and has a branch office in Maplewood, New Jersey.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2021.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research services:

The Company engages in the distribution of research to institutional clients. Research services meets the requirements of a contract. Although there is no formal contract, the customer and Company agree via word of mouth and through performance of the obligations (step 1). The contract contains only one revenue obligation, which is the agreed upon research to be performed (step 2). The revenue price for research services is variable and the amount of consideration is highly susceptible to factors outside of the Company's influence. There is uncertainty about the amount of consideration and when it will be resolved. Historically, there are research services contracts that are consistent period over period and are readily estimable while other research services contracts are not estimable. These contracts have a large number and broad range of possible consideration amounts (step 3). Contracts that are readily estimable are recognizable over the period of time in which the services were performed. These research contracts are generally performed in short periods of time (i.e. by month or quarterly - the Company does not historically have any contract periods over a year). For contracts that are not estimable, the revenue is recognizable at a specific point in time when the price becomes available (step 4 and 5).

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases, which was adopted January 1, 2019. The Company is a lessee in a noncancellable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate. If the implicit rate is not readily determinable, the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 23,307
Computer equipment	54,918
Office equipment	48,559
Leasehold improvements	45,560
	172,344
Less - Accumulated depreciation and amortization	157,151
	$ 15,193

3 - INCOME TAXES

The Company has federal net operating loss carryforwards of approximately $108,000 as of December 31, 2021, that may be applied against future taxable income which expire in various years through 2032. A valuation allowance has been established equal to 100% of the deferred tax asset totaling $22,730 at December 31, 2021.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2021, the Company paid $201,679 in clearing charges. UOB Kay Hian Private Limited also provides research services. During the year ended December 31, 2021, the Company paid $88,270 in research fees to UOB Kay Hian Private Limited.

Receivable from affiliate represents commissions earned in December 2021 totaling $12,871.

Payable to affiliate totaling $2,989 as of December 31, 2021 consists primarily of research fees owed to UOB Kay Hian Private Limited.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 with its parent UOB-Kay Hian Holdings Limited. This renews every year unless on or before the thirteen months preceding the Scheduled Maturity Date, the lender notifies the broker-dealer that the maturity date is not extended. The loan has an interest rate of 2%, which is paid annually.

The loan was automatically extended per the agreement and will mature on June 30, 2023.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company leases office space in New Jersey at an annual rental of $25,800 from The Ridge Group, LLC. The current lease is expiring on February 28, 2022 and has been renewed for another six months through August 31, 2022.

The Company's Toronto office has ceased the tenancy agreement effective December 31, 2021.

6 - LEASE COMMITMENTS (Continued)

Rent expense, including real estate taxes and related costs, was approximately $69,000 for the year ended December 31, 2021.

7 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. Company contributions to the plan for the year ended December 31, 2021 total $28,634.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2021, the Company had net capital of $990,548 which exceeded requirements by $690,548. The ratio of aggregate indebtedness to net capital was 0.1093 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2021

UOB KAY HIAN (U.S.) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Computation of net capital		
Total stockholder's equity	$	956,493
Additions		
Liabilities subordinated to claims of general creditors allowable		
in computation of net capital		150,000
Total capital and allowable subordinated liabilities		1,106,493
Deductions and/or charges		
Non-allowable assets		113,859
Net capital before haircut on securities positions		992,634
Haircuts on securities positions		
Canadian obligations		2,086
Net capital	$	990,548
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	105,231
Payable to affiliate		2,989
Aggregate indebtedness	$	108,220
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	7,215
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital		
or dollar requirement)	$	250,000
Excess net capital	$	740,548
Excess net capital at 120%	$	690,548
Ratio: Aggregate indebtedness to net capital		0.1093 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of		
December 31, 2021)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	897,574
Increase resulting from December 31, 2021 audit adjustments, net		92,974
Net capital, as included in this report	$	990,548

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3 Report, in which (1) UOB Kay Hian (U.S.) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Kay Hian (U.S.) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) UOB Kay Hian (U.S.) Inc. stated that UOB Kay Hian (U.S.) Inc. met the identified exemption provision throughout the most recent fiscal year without exception. UOB Kay Hian (U.S.) Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Kay Hian (U.S.) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

East Hanover, New Jersey
February 23, 2022

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com



UOB Kay Hian (U.S.) Inc.

111 Dunnell Road, Suite 201
Maplewood, NJ 07040
Tel: 973-313-2400
Fax: 973-313-2403
www.uobkayhian.com

UOB Kay Hian (U.S.) Inc. Exemption Report

UOB Kay Hian (U.S.) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

UOB Kay Hian (U.S.) Inc.

I, Athena Kwai, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

February 21, 2022

15